Penfolds
Australia's Most Famous Wine

ROSEMOUNT
ESTATE
The presti [redacted] ralia

04012729

04 FEB 10 AM 7:21

LINDEMANS
making life more enjoyable

30 January 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
2003/2004 INTERIM RESULTS – RELEASE DATE

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

PROCESSED
FEB 13 2004
THOMSON
FINANCIAL

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine

ROSEMOUNT ESTATE
The prestige wine of Australia

04 FEB 10 7:21

LINDEMANS
making life more enjoyable

29 January 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bridge Street
Sydney NSW 2000

Dear Sir

2003/2004 INTERIM RESULTS

The Board of Southcorp wishes to advise that the Company expects to be in a position to release its interim results announcement to ASX on 18 February 2004.

Yours faithfully,
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100